UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33642

MASIMO CORPORATION
(Exact Name of Registrant as Specified in Charter)

52 Discovery Irvine, California 92618 (949) 297-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights, par value $0.001 per share
(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:
Preferred Stock Purchase Rights, par value $0.001 per share – 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Masimo Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 29, 2016	MASIMO CORPORATION

		By:	/s/ MARK P. DE RAAD
Mark P. de Raad
Executive Vice President & Chief Financial Officer